Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Ventas, Inc. that is made part of the Amendment No. 1 to the Registration Statement (Form S-4 No. 333-173434) and Prospectus of Ventas, Inc. and to the incorporation by reference therein of our reports dated March 1, 2011, with respect to the consolidated financial statements and schedule of Nationwide Health Properties, Inc., and the effectiveness of internal control over financial reporting of Nationwide Health Properties, Inc. included in Nationwide Health Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended by Nationwide Health Properties, Inc.’s Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

May 9, 2011